UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-38691

AURORA CANNABIS INC.

(Translation of registrant’s name into English)

2207 90B St. SW

Edmonton, Alberta T6X 1V8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

SUBMITTED HEREWITH

Exhibits	Description
99.1	News Release dated November 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA CANNABIS INC.

/s/ Miguel Martin
Miguel Martin
Chief Executive Officer

Date: November 5, 2026